

CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06010500


SEC MAIL PROCESSING
RECEIVED
JAN 27 2006
WASH. D.C.
185
SECTION

Subject CSM nv, (SEC File No. 82-34886)

Date January 17, 2006

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 16 January, 2006, CSM reorganizes bakery operations in UK

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wes

Mariëtte Mantel
CSM nv

PROCESSED
JAN 30 2006
THOMSON
FINANCIAL

1/30

Enclosure(s)

File no. 82-34886



CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM REORGANIZES BAKERY OPERATIONS IN UK

Diemen, The Netherlands, 16 January 2006 – CSM subsidiary, BakeMark UK today announced a reorganization of its structure and operations. The reorganization will be implemented and completed in the next few months.

Aim of the restructuring is more direct steering of the activities, thus eliminating a large number of middle-management positions. The sales organization will also be restructured to focus more strongly on successful product categories. Activities that do not add value will be terminated. Processes will be optimized and simplified and roles and responsibilities made more transparent.

In total, 74 positions across all disciplines in the organization will disappear. In the case of forced dismissals the employees involved will be assisted in finding a new suitable job.

These measures are in line with previous announcements regarding reinforcement of CSM's market positions and organizations and are part of CSM's worldwide 3S program (*a Strong company, a Sharp team, and a Solid performance*).

The reorganization involves costs of GBP 2 million.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel.+31 (0)20 5906320 / cellphone +31(0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

CSM Bakery Supplies Europe concentrates on the development, production and sale of a wide range of bakery ingredients and products for professional bakers and the bake-off market. The European market for bakery ingredients and business-to-business bakery products has an estimated value of EUR 8.5 billion. With a market share of 12% CSM Bakery Supplies Europe is regarded as the market leader in Europe with number-1 positions in Germany, Italy, the UK, and France.

BakeMark UK is the leading supplier of bakery ingredients and frozen bakery specialties in the UK. Well-known brands include Arkady, Craigmillar, Readi-Bake, Caravan Brill and Bon Vivant. BakeMark UK offers distinguishing innovative products to artisan bakers, industrial bakeries, and the in-store and food-service bakery segments. More info: www.bakemark.co.uk